# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AmpliTech Group, Inc., CIK 0001518461
CUSIP: 03211Q200
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 155 PLANT AVENUE, HAUPPAUGE, New York (NY), 11788
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001937147

## Reporting persons
- Funicular Funds, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,714,394; shared voting power 0; sole dispositive power 1,714,394; shared dispositive power 0; aggregate amount beneficially owned 1,714,394 (5.4% of the class)
  Comment: The reporting person's beneficial ownership consists of 1,714,394 Series B Rights (the "Rights"). Each Right entitles, but does not obligate, the holder to purchase one share of Common Stock (collectively, the "Shares") on November 20, 2026, which is within 60 days of the Date of Event Which Requires Filing of this Statement. The foregoing calculation is based upon 30,043,887 Shares outstanding as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
- Cable Car Capital, LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,714,394; shared voting power 0; sole dispositive power 1,714,394; shared dispositive power 0; aggregate amount beneficially owned 1,714,394 (5.4% of the class)
  Comment: The reporting person's beneficial ownership consists of 1,714,394 Rights. The foregoing calculation is based upon 30,043,887 Shares outstanding as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
  
  Cable Car Capital, LP, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital, LP, may each be deemed the beneficial owner of the Rights held by Funicular Funds, LP.
- Ma-Weaver Jacob: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,714,394; shared voting power 0; sole dispositive power 1,714,394; shared dispositive power 0; aggregate amount beneficially owned 1,714,394 (5.4% of the class)
  Comment: The reporting person's beneficial ownership consists of 1,714,394 Rights. The foregoing calculation is based upon 30,043,887 Shares outstanding as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
  
  Cable Car Capital, LP, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital, LP, may each be deemed the beneficial owner of the Rights held by Funicular Funds, LP.

## Item 1. Issuer
Name of issuer: AmpliTech Group, Inc.
Address of issuer's principal executive offices: 155 PLANT AVENUE, HAUPPAUGE, NEW YORK, 11788

## Item 2. Person Filing
Name of person filing:
Funicular Funds, LP
Cable Car Capital, LP
Jacob Ma-Weaver
Address of principal business office or, if none, residence: 601 California Street, Suite 1151, San Francisco, CA 94108
Citizenship:
Funicular Funds, LP - Delaware
Cable Car Capital, LP - Delaware
Jacob Ma-Weaver - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Funicular Funds, LP - 1,714,394
Cable Car Capital, LP - 1,714,394
Jacob Ma-Weaver - 1,714,394
Percent of class:
Funicular Funds, LP - 5.4%
Cable Car Capital, LP - 5.4%
Jacob Ma-Weaver - 5.4%
Sole power to vote or to direct the vote:
Funicular Funds, LP - 1,714,394
Cable Car Capital, LP - 1,714,394
Jacob Ma-Weaver - 1,714,394
Shared power to vote or to direct the vote:
Funicular Funds, LP - 0
Cable Car Capital, LP - 0
Jacob Ma-Weaver - 0
Sole power to dispose or to direct the disposition:
Funicular Funds, LP - 1,714,394
Cable Car Capital, LP - 1,714,394
Jacob Ma-Weaver - 1,714,394
Shared power to dispose or to direct the disposition:
Funicular Funds, LP - 0
Cable Car Capital, LP - 0
Jacob Ma-Weaver - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Funicular Funds, LP: Jacob Ma-Weaver, Managing Member of the General Partner (10/07/2026)
- Cable Car Capital, LP: Jacob Ma-Weaver, Managing Member (10/07/2026)
- Ma-Weaver Jacob: Jacob Ma-Weaver, Jacob Ma-Weaver (10/07/2026)